FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 7, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Notice on the Shareholders Meeting to be held on September 9, 2009.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, August 6, 2009.

Securities and Exchange Commission

RE.: Summons to the Ordinary and Extraordinary General Shareholders’

Meeting to be held on September 9, 2009

Dear Sir,

In my capacity as Chairman of Telecom Argentina S.A., (“Telecom Argentina” or the “Company”) I hereby inform you that the Board of Directors of Telecom Argentina, at its meeting held on August 4, resolved to call the Company’s shareholders to an Ordinary and Extraordinary General Shareholders’ Meeting, to be held on September 9, 2009.

The matters submitted for consideration at such Shareholders’ Meeting are substantially the same as those set forth in the Agenda for the Meeting called to be held on April 28, 2009, which was provisionally suspended pursuant to a Resolution of the Second Court of Appeals in Commercial Matters in the case recorded as “Telecom Italia S.p.A. y Otro s/Recurso de Queja por Rec. Denegado” (File no. 3826/2009) “until this Court issues a ruling on the precautionary measure requested in this case”.

As informed to the Commission on July 30, 2009, in its ruling regarding the abovementioned matter, the Second Court of Appeals in Commercial Matters resolved, among other items, to “sustain the precautionary measure requested by the petitioners, suspending the effects of Resolution N° 44/09 of the Argentine Antitrust Commission (“Comisión Nacional de Defensa de la Competencia”).” Consequently, having the ability to call for the General Shareholders’ Meeting, Telecom Argentina’s Board of Directors resolved to summon the Company’s shareholders to such Meeting, as described in this letter.

We will inform shortly about the required information prior to the Meeting, in accordance with regulations.

Yours sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 7, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors